EXHIBIT 10.15

January 13, 1999


Dear John:

This letter will constitute an amendment to your Employment
Agreement with DTR that was signed on October 1, 1998 and also an amendment to the grant of stock options to you pursuant to the Amended Stock Option Grant dated December 11, 1996.

                AMEMDMENT TO EMPLOYMENT AGREEMENT

Your Employment Agreement dated October 1, 1998 shall be amended as follows:

     Termination of Employment. At the last Board meeting, in recognition of the current cash position of DTR, the possibility that the termination of your employment with DTR could be in DTR's best interests was recognized. For the purpose of exercising your unexercised stock options, DTR will accept as payment for all or any part of the purchase price a non-recourse, interest free promissory note from you to DTR in the form attached hereto as Exhibit A and a related pledge agreement in the form attached hereto as Exhibit B, upon any one of the following:

     (i) termination of your employment by DTR at any time without cause, including but not limited to the non renewal of your employment contract with DTR after September 30, 2001;
     (ii) voluntary termination of your employment with DTR at any time with the consent of the DTR board.


                 AMENDMENT OF YOUR STOCK OPTIONS

As of the date of this letter, the Stock Options you presently hold shall be amended as follows:

     Current Status of Stock Options. Prior to setting forth the modifications of your stock options, it will be helpful to set forth the current status of your stock options. You hold options to purchase 250,000 shares of DTR's common stock at $1.22 per share. At the time the options were granted you agreed that you waived any interest in the wholly-owned subsidiary that DTR was to form. That subsidiary, SXD, was formed. DTR now intends to undertake a reorganization whereby DTR will liquidate that subsidiary and transfer its assets to DTR. The relative valuation of the portion of the merged company represented by each constituent entity is DTR-83% and SXD-17%. In recognition of these relative values, when the reorganization takes place, the total number of options you currently hold will be reduced to 207,500 shares (83% of 250,000). The number of your options that are currently exercisable is 150,000. Upon completion of the merger, this amount will be reduced to 124,500 (83% of 150,000). An additional 41,500 options will become exercisable on September 30,2000 and an additional 41,500 options will become exercisable on September 30,2001. All options become immediately exercisable if your employment is terminated for any reason other than cause. Cause is defined in the Amended Stock Option Grant. After three months from the date of termination all unexercised options shall lapse and terminate.


                 NEW STOCK OPTIONS TO BE GRANTED

     As of the date of this letter, you are hereby granted additional options to purchase 40,000 shares of DTR's common stock at a price per share equal to the mean between the bid and ask prices as of that date according to the attached Stock Option Grant. The provisions of this Letter Agreement for a loan to exercise stock options shall apply to these newly granted stock options.

     Please sign and return one copy of this letter to acknowledge our acceptance of the modifications to your Employment Agreement and to your stock options that are set forth in this letter.

Very truly yours,

Developed Technology Resource, Inc.



By: _____________________          and  _______________________
    Roger W. Schnobrich                 Peter L. Hauser
    Director                            Director

     I accept the modifications to my Employment Agreement and to the stock options that I hold, that are set forth in the foregoing letter.

                    ______________________________
                    John P. Hupp